Exhibit 99.2	CENTRAL GOLDTRUST

PROXY

ANNUAL MEETING OF UNITHOLDERS

The undersigned Unitholder of CENTRAL GOLDTRUST ("GoldTrust") hereby appoints J.C. Stefan Spicer of Ancaster, Ontario, or failing him, John S. Elder of Toronto, Ontario, or instead of either of the foregoing, of

as proxyholder of the undersigned to attend and act for and on behalf of the undersigned at the annual meeting of Unitholders of GoldTrust (the "Meeting") to be held at the offices of Fraser Milner Casgrain LLP, 1 First Canadian Place, Toronto, Ontario on Thursday, the 23rd day of April, 2009 at the hour of 4:30 p.m. (E.D.S.T.) and at any adjournment or adjournments thereof in the same manner, to the same extent and with the same power as if the undersigned were present at the meeting or such adjournment or adjournments thereof; provided, however, that without otherwise limiting the generality of the authorization and power hereby conferred, the proxyholder named above is specifically directed, on any ballot that may be called for, to vote, or to withhold from voting the units registered in the name of the undersigned as specified below:

TO VOTE FOR	☐	TO WITHHOLD FROM VOTING	☐

in respect of the election of seven Trustees;

TO VOTE FOR	☐	TO WITHHOLD FROM VOTING	☐

in respect of the re-appointment of the auditors and authorizing the Trustees to fix their remuneration.

The units represented by this proxy will be voted for or withheld from voting, as the case may be, in accordance with the foregoing directions on any ballot that may be called for.   IF A UNITHOLDER DOES NOT SPECIFY THAT THE UNITS ARE TO BE VOTED FOR OR WITHHELD FROM VOTING, WITH RESPECT TO THE STATED RESOLUTIONS, THE UNITS WILL BE VOTED FOR THE RESOLUTION IN RESPECT OF ANY SUCH MATTER AS SET OUT IN THE ACCOMPANYING INFORMATION CIRCULAR.

If any amendments or variations to matters identified in the notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

Date of Signature:	(Signature of Unitholder)

NOTES:

1. A UNITHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A UNITHOLDER) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE.  A holder may do so by inserting the name of such other person in the blank space provided or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Secretary of GoldTrust, for receipt not later than 4:30 P.M. (Eastern Standard Time) on Tuesday, April 21, 2009.

2. This form of proxy must be dated and signed by the Unitholder or his or her attorney authorized in writing or, if the holder is a corporation, by an officer or attorney thereof duly authorized.
3. If this form of proxy is not dated in the space provided above, it is deemed to bear the date on which it was mailed by GoldTrust.

4. If it is desired that the units represented by this proxy are to be voted for or withheld from voting on any ballot that may be called for with respect to such matter, the appropriate box or boxes above providing for voting or withholding from voting should be marked with an X or a tick mark ☒.

5. THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE SENIOR OFFICERS OF GOLDTRUST.
6. THIS PROXY IS FOR USE BY UNITHOLDERS AT THE ANNUAL MEETING OF UNITHOLDERS TO BE HELD ON THURSDAY, APRIL 23, 2009 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.

A proxy envelope is enclosed or if you wish you may fax your proxy to 416-368-2502 or 1-866-781-3111 (toll free).

If a Unitholder wishes to mail by regular mail:

CIBC Mellon Trust Company
P.O. Box 721
Agincourt, On
M1S 0A1

Hand Delivery:

CIBC Mellon Trust Company
320 Bay Street
Banking Hall
Toronto, ON
M5H 4A6